

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2022

Andrea Anigati (Kramer)
Chief Executive Officer
Hamilton Lane Alliance Holdings I, Inc.
110 Washington Street, Suite 1300
Conshohocken, PA 19428

> **Re: Hamilton Lane Alliance Holdings I, Inc.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed March 22, 2022**
> **File No. 001-39884**

Dear Andrea Anigati (Kramer):

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction